UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signature

Table of Contents

Sterlite Industries (India) Limited

Other Events

Sterlite Industries (India) Limited hereby intimates that Tuesday, October 30, 2012 has been fixed as a Record Date for interim dividend for the financial year 2012-2013 and the same will be payable, if considered and approved by the Board of Directors at its proposed meeting scheduled to be held on October 23, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer